Exhibit 21 Subsidiaries of Registrant

As of March 4, 2016 (100% direct ownership)

Name	Parent Company	State of Incorporation

Atlantic Coast Bank	Atlantic Coast Financial Corporation	Maryland

Atlantic Coast Financial Investments, Inc.	Atlantic Coast Financial Corporation	Florida

Atlantic Coast Development Group, LLC	Atlantic Coast Financial Corporation	Florida